Exhibit 99.1

Westport Reports Fourth Quarter Fiscal 2013 and Year End Financial Results

~ Fourth Quarter Revenues Up 32% Year over Year; 2013 Revenues of $164M; Westport Reiterates Breakeven Targets and Provides Revenue Outlook for 2014 ~

VANCOUVER, Feb. 26, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, today reported financial results for the fourth quarter and year ended December 31, 2013 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Highlights include:

Revenue & Net Results

•	Westport revenue, excluding joint ventures' revenues, for the quarter ended December 31, 2013 was $52.6 million compared with $39.9 million for the same period last year, an increase of 32%. For the year ended December 31, 2013, revenue was $164.0 million, achieving previously stated guidance of $160 million to $180 million, reflecting an increase of 5%.
•	Joint venture segment revenue for the quarter ended December 31, 2013 was $110.5 million for Cummins Westport Inc. (CWI), an increase of 158%; and $93.6 million for Weichai Westport Inc. (WWI), a decrease of 13%. Joint venture segment revenue for the year ended December 31, 2013 was $310.7 million for CWI, an increase of 57%; and $466.6 million for WWI, an increase of 71%.
•	Westport consolidated net loss for the quarter ended December 31, 2013 increased to $89.5 million from $37.6 million in 2012. Included in the net loss are adjustments related primarily to exiting production of the first generation of Westport high pressure direct injection (Westport™ HPDI) system, consolidating our Westport WiNG™ Power System business into one facility in Dallas, Texas and non-cash goodwill impairments.
•	Adjustments for the quarter ended December 31, 2013 were $67.8 million including goodwill and intangible impairment charges, restructuring and product obsolescence charges offset by $10.1 million net foreign exchange gains. Excluding total net adjustments of $57.7 million, Westport consolidated net loss and net loss per share was $31.8 million and $0.51, respectively, for the quarter ended December 31, 2013.
•	Westport consolidated net loss for the year ended December 31, 2013 increased to $185.4 million from $98.8 million in 2012. Included in the net loss for the year ended December 31, 2013 are adjustments of $67.8 million recorded in the quarter ended December 31, 2013 outlined above, offset by $15.2 million net foreign exchange gains. Excluding total adjustments of $52.6 million, Westport consolidated net loss and net loss per share was $132.8 million and $2.30, respectively, for the year ended December 31, 2013.

Adjusted EBITDA (The reconciliation of Adjusted EBITDA is described below)

•	For the quarter ended December 31, 2013, Westport reported an Adjusted EBITDA loss from operations of $8.4 million and $34.6 million for the year compared with an Adjusted EBITDA loss from operations of $15.5 million for the quarter ended December 31, 2012 and $40.3 million for the year ended December 31, 2012.
•	For the quarter ended December 31, 2013, Westport reported a consolidated Adjusted EBITDA loss of $23.2 million compared with a loss of $30.8 million in the prior year period.
•	For the year ended December 31, 2013, Westport reported a consolidated Adjusted EBITDA loss of $96.9 million compared with a loss of $66.3 million in the prior year period.

Westport remains committed to positive Adjusted EBITDA from operations by the end of 2014. To achieve this financial goal, Westport will focus on increasing product volumes and related sales, reducing costs and prioritizing investment programs. Changes and improvements over previous periods include:

Increased Product Volumes / Revenue:

•	For the year ended December 31, 2013, Westport and its joint venture partners shipped 3,569 units specifically for North American Class 8 truck applications in Canada and the US. This represents market penetration of natural gas applications of approximately 1.7% of the 215,039 units (per ACT Research) of the overall Class 8 truck market in Canada and the U.S.
•	For the quarter and year ended December 31, 2013, CWI shipped 3,876 units and 10,314 units, respectively, and WWI shipped 8,119 units and 38,138 units, respectively.

Reducing Costs and Prioritizing Investments

•	Cash used in the quarter ended December 31, 2013 was $26.9 million, a sequential decrease of $19.1 million from the quarter ended September 30, 2013 where cash used was $46.0. Westport is continuing to focus on cost reduction initiatives and management of Westport's investment programs.
•	Westport reduced its combined operating expenses by over $10 million for the quarter ended December 31, 2013 compared to the quarter ended December 31, 2012. The majority of reductions in operating expenses were in sales, general and administrative expenses.
•	Westport is reviewing every development project where it is investing money and has established criteria to rank the projects and evaluate their returns on investment. Projects that do not meet the established criteria will be deferred.

Business Highlights

•	In 2013, Westport launched the Westport iCE PACK™ LNG Tank System; completed the acquisition of BAF Technologies, Inc. (BAF) and its subsidiary, ServoTech Engineering, Inc. (ServoTech), and recognized synergies and operational efficiencies; unveiled the next generation high pressure direct injection system, Westport™ HPDI 2.0; and launched Westport LNG Tender for the off-road market.
•	CWI introduced the ISX12 G in April 2013, certified to EPA 2014 and CARB emissions standards, and began production of the 400HP version in August 2013. Demand for the ISX12 G continues to be strong.

"2013 was a challenging transition year as Westport moved from its market creation, demonstration project culture to a focused product business in a strong growth market," said David Demers, CEO of Westport. "This involved looking at every market opportunity and every current product in order to assess strategic priorities and to optimize our position in the emerging global market for fully integrated OEM-built natural gas vehicles."

"Our two joint ventures, Cummins Westport and Weichai Westport, each posted record volumes and strong revenue growth for the year, up 57% and 71%, respectively.  I think it's worth noting that these two businesses collectively sold almost 50,000 new medium and heavy-duty natural gas engines during the year. We expect continued strong growth particularly as we see a full year of sales of the newly-launched ISX12 G engine for North American trucks through our CWI joint venture, as well as new products from Weichai Westport in China."

"In the Westport direct operating segments, we initiated first shipments in several major new products in the fourth quarter, including the new Westport iCE PACK LNG Tank System for trucks and our first LNG fuel tender for locomotives. We announced our new HPDI 2.0 system for heavy-duty vehicles, and new spark-ignition engine systems for the automotive market."

"In addition, we have substantially restructured existing businesses and shifted production and supply chain operations in order to optimize operating efficiencies and to prioritize spending in businesses showing strong growth opportunities going forward. We announced the conclusion of our first generation HPDI truck systems, and shipped our last system in December. Of course, we will continue to support our first generation of HPDI customers and have taken appropriate financial provisions to ensure this business is well-supported. As a result of these unusual adjustments and financial provisions, we recorded a charge of $67.8 million in the fourth quarter."

"Financially, we have announced that we expect to see our operating business units reach positive Adjusted EBITDA by the end of 2014, and on a consolidated basis including all of our investment programs, we expect to achieve this goal on a corporate wide basis by the end of 2015."

"We expect to achieve this significant milestone through three factors - strong sales of existing products, reduced expenses as a result of rationalizing product and operations in 2013, and completion of investment programs resulting in new product sales while reducing investment expense. 2014 is going to be a landmark year, as the market for natural gas vehicles continues to grow, and as Westport builds upon its globally recognized technology to become a profitable growth business with global market leadership."

Financial Outlook for 2014 and Path to Profitability
Westport expects revenue to be between $175 million and $185 million for the year ended December 31, 2014, which represents growth of 7 to 13% over 2013. Important to note, however, is that Westport is starting the year without the $25 million in revenue contributions from the first generation Westport™ HPDI system.

As Westport shifts from market creation work to a full commercial operation and profitability, Westport has announced two interim financial milestones. Westport's first milestone is to have its three operating business units combined to achieve positive Adjusted EBITDA by the end of 2014. Westport's second milestone is to have its consolidated business to achieve positive Adjusted EBITDA by the end of 2015, driven by contributions from Westport's operating business units, Westport's share of net income from the joint ventures, and service revenue earned from Westport's development partners.

Fourth Quarter and Fiscal Year 2013 Financial Highlights

	Three Months Ended December 31,		% Change	Year Ended December 31,		% Change
($ in millions, except per share amounts)	2013	2012		2013	2012
Consolidated revenues	$ 52.6	$ 39.9	32%	$ 164.0	$ 155.6	5%
Consolidated gross margin	(17.0)	13.3	(228%)	15.3	53.2	(71%)
Consolidated gross margin percentage	(32.3%)	33.3%	-	9.3%	34.2%	-
Operating expenses (Research and development, general and administrative and sales and marketing)	39.2	49.3	(20%)	166.3	148.1	12%
Income from unconsolidated joint ventures	3.5	1.8	94%	13.4	16.2	(17%)
Consolidated Adjusted EBITDA (The reconciliation of Adjusted EBITDA is described below)	(23.2)	(30.8)	(25%)	(96.9)	(66.3)	46%
Cash and short-term investments balance	210.6	215.9	(2%)	210.6	215.9	(2%)
Net loss	(89.5)	(37.6)	138%	(185.4)	(98.8)	88%
Net loss per share	(1.42)	(0.68)	109%	(3.22)	(1.83)	76%
•	The decrease in gross margin percentage for the quarter and year ended December 31, 2013 is due to Westport accruing $26.3 million primarily to support the first generation of Westport HPDI customers for the remainder of the products' expected useful life.
•	Research and development expenses were $23.3 million for the quarter ended December 31, 2013, a decrease of $1.1 million from $24.4 million in the same period last year. Research and development expenses were $91.1 million for the year ended December 31, 2013, an increase of $17.9 million from $73.2 million in the same period last year. These expenses were driven by increases in investments under new and existing development of natural gas products for truck and engine OEMs.
•	Selling, general and administrative expenses were $15.9 million for the quarter ended December 31, 2013, a decrease of $9.0 million from $24.9 million in the same period last year. The decrease year over year is primarily due to cost reduction initiatives. Selling, general and administrative expenses were $75.2 million for the year ended December 31, 2013, an increase of $0.3 million from $74.9 million in the same period last year.

Operating Business Unit Highlights

Business Units Adjusted EBITDA*

	Three Months Ended
($ in millions)	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Applied Technologies	$1.6	$2.1	$2.8	$2.2
On-Road Systems	(6.9)	(6.8)	(8.6)	(8.5)
Off-Road Systems	(3.1)	(3.9)	(3.1)	(2.4)
Total Operating Business Units Adjusted EBITDA	(8.4)	(8.6)	(8.9)	(8.7)
Corporate & Technology Investments	(14.8)	(10.9)	(18.9)	(17.7)
Consolidated Adjusted EBITDA	$(23.2)	$(19.5)	$(27.8)	$(26.4)

*Adjusted EBITDA reconciliation is described below.
Excluding non-cash and other unusual adjustments related to the first generation of Westport™ HPDI systems.
Note: Prior periods have been recast to conform to current segment presentation.

Applied Technologies

•	Applied Technologies revenue for the year ended December 31, 2013 increased 1.6% to $93.2 million compared with $91.7 million in the prior year period primarily due to strong sales in China and Russia, and service revenue earned under development agreements offset by weakness in European and Southeast Asian markets.
•	Applied Technologies gross margin and gross margin percentage for the year ended December 31, 2013 increased to $26.5 million and 28.4%, respectively, compared with $25.3 million and 27.6%, respectively, in the prior year period primarily due to service revenue and product mix.
•	Applied Technologies operating expenses for the year ended December 31, 2013 increased by $4.4 million compared to the prior year period primarily related to higher research and development costs for new products including but not limited to the Westport WP580 system.
•	Applied Technologies' products are sold to OEMs and aftermarket customers predominantly in Europe, but also in Asia and South America. In 2013, Europe and South East Asia continued to experience adverse economic climate, offset by strong growth in China and Russia. As a result of Westport annual assessment based upon historical experience, financial forecasts, and industry trends and conditions, a non-cash goodwill impairment charge of $30.1 million was recorded in Applied Technologies during the quarter ended and year ended December 31, 2013.

On-Road Systems

•	On-Road Systems revenue for the year ended December 31, 2013 increased by 47% to $55.1 million compared with $37.6 million in the same period last year due primarily due to increased sales of Ford vehicles with Westport systems in addition to revenue from acquired organizations BAF and its subsidiary, ServoTech.
•	Westport iCE PACK shipments began in Q4 2013 with production activities located at the Westport Kentucky Integration Center.
•	On-Road Systems gross margin and gross margin percentage for the year ended December 31, 2013 decreased to negative $23.9 million and negative 43.4%, respectively, from $4.1 million and 10.9%, respectively. On-Road Systems operating expenses for the year ended December 31, 2013 decreased by $8.9 million compared to the prior year period due primarily to reduced expenses related to changes in operating structure and product mix.
•	As Westport completed its transition planning for the end of 2013, On-Road systems has taken restructuring charges in the quarter of $32.9 million to reflect the change in direction and product line. Most of the related charges affected the gross margin in the quarter.
•	Westport has combined its Ford assembly facilities into one location in Dallas, Texas. The combination of production teams and facilities will streamline Westport's supply chain and will allow reduced costs.

Off-Road Systems

•	Current Off-Road Systems' products include Westport LNG Tenders and Westport™ 2.4L industrial engines.
•	Off-Road Systems revenue for the year ended December 31, 2013 increased by 6% to $3.3 million compared with $3.1 million in the prior year period due to increased shipments of Westport 2.4L industrial engines to forklift and oilfield customers.
•	Westport LNG Tender deliveries are underway.
•	Westport expects to test a natural gas locomotive with HPDI technology by the end of 2014. The development program is partially funded by Sustainable Development Technology Canada.

Cummins Westport Inc. Highlights

	Three Months Ended December 31,		% Change	Year Ended December 31,		% Change
($ in millions)	2013	2012		2013	2012
Units	3,876	1,301	198%	10,314	6,804	52%
Revenue	$ 110.5	$ 42.9	158%	$ 310.7	$ 198.0	57%
Gross margin	13.8	11.0	25%	64.2	61.4	5%
Gross margin percentage	12.5%	25.6%	-	20.7%	31.0%	-
Operating expenses	10.1	9.0	12%	40.7	26.1	56%
Segment operating income	3.7	2.0	85%	23.5	35.3	(33%)
Net income to Westport	2.8	1.2	133%	9.4	13.2	(29%)
•	CWI engine shipments for the year ended December 31, 2013 increased by 52% to 10,314 units compared with 6,804 units in the prior year period. The yearly volumes in North America increased by 57% driven by higher sales in all segments particularly truck applications, up 164%, as a result of the launch of the ISX12 G. The yearly volumes in the international market also increased by 38% as a result of large deliveries for fleets in China, South America, and Russia.
•	The decrease in CWI gross margin percentage during the year is primarily due to an increase of $20.5 million in net warranty adjustments and net extended coverage claims, as well as mix of sales, mainly from the sale of the ISX12 G engines. Warranty adjustments totaling $36.8 million were recorded in the year ended December 31, 2013. Excluding the warranty impact, CWI gross margin percentage would have been 32.5%. Through 2013, CWI's product development team engineered a number of product improvements that have been implemented on new production engines.
•	The increase in operating expenses from $9.0 million to $10.1 million is driven by an increase in research and development activities.
•	CWI's net income attributable to Westport was $9.4 million including Westport's bonus for exceeding the established revenue baseline for the year ended December 31, 2013, compared with $13.2 million in the prior year period.

Weichai Westport Inc. Highlights

	Three Months Ended December 31,		% Change	Year Ended December 31,		% Change
($ in millions)	2013	2012		2013	2012
Units	8,119	9,141	(11%)	38,138	22,025	73%
Revenue	$ 93.6	$ 107.4	(13%)	$ 466.6	$ 272.1	71%
Gross margin	9.6	4.5	113%	37.3	24.8	50%
Gross margin percentage	10.3%	4.2%	-	8.0%	9.1%	-
Operating expenses	7.2	2.9	148%	22.8	15.0	52%
Segment operating income	2.4	1.6	50%	14.5	9.8	48%
Westport's 35% interest	0.6	0.5	20%	4.3	2.9	48%

Note: Comparative periods have been recast to conform to current segment presentation.
•	Gross margin increased $5.1 million or 113% in the quarter ended December 31, 2013 due primarily to change in product mix to higher margin engine sales and improvement in production efficiencies.
•	Operational expenses increased $4.3 million for the three months ended December 31, 2013 due primarily to increased research and development expenses.
•	For the year ended December 31, 2013, WWI increased sales by 73% compared to the same period last year. Truck engine sales increased 107 % over last year.
•	With the strong demand for natural gas engines in China, WWI is expanding its facility to occupy a total site of 34,000m2 and double its annual production capacity to 100,000 engines in 2014, and 150,000 engines by the end of 2015. Under the expansion plan, WWI will more than double its testing facilities and have a total of 25 test cells by the end of 2015.

Non-GAAP Financial Measure; Adjusted EBITDA Results
Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport's share of income from the joint ventures (JVs). The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles (U.S. GAAP) and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
Net loss	$(89.5)	$(37.6)	$(185.4)	$(98.8)
Provision for income taxes	-	0.1	0.9	1.7
Depreciation and amortization	4.6	3.3	16.3	11.4
Interest expense, net	0.7	1.8	4.4	5.7
Non-Cash and other unusual adjustments	67.8	-	67.8	-
Amortization of stock-based compensation	3.3	3.3	14.3	12.5
Unrealized foreign exchange (gain) loss	(10.1)	(1.7)	(15.2)	1.2

Adjusted EBITDA	$(23.2)	$(30.8)	$(96.9)	$(66.3)

For the three months ended December 31, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units*	$ (9.5)	$ -	$ 1.1	$ (8.4)
Corporate and Technology Investments	(20.4)	3.5	2.1	(14.8)
*Excluding non-cash and other unusual adjustments related to the first generation of Westport™ HPDI systems.

Prior periods have been recast to conform to current segment presentation.

For the three months ended September 30, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units	$ (10.9)	$ -	$ 2.3	$ (8.6)
Corporate and Technology Investments	(16.0)	3.7	1.4	(10.9)

For the three months ended June 30, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units	$ (10.8)	$ -	$ 1.9	$ (8.9)
Corporate and Technology Investments	(25.7)	4.6	2.2	(18.9)

For the three months ended March 31, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units	$ (10.0)	$ -	$ 1.3	$ (8.7)
Corporate and Technology Investments	(21.4)	1.7	2.0	(17.7)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the year ended December 31, 2013, please point your browser to the following link: http://www.westport.com/company/investors/financial

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Wednesday, February 26, 2014 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until March 5, 2014. Shortly after the conference call, the webcast will be archived on Westport website and replay will be available in streaming audio and a downloadable MP3 file.

2014 Annual Meeting of Shareholders
The Westport 2014 Annual & Special Meeting of Shareholders will be held on Thursday, April 24, 2014 at 2:00 PM (Pacific Time) at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated timing for Westport's operating business units and consolidated business to be Adjusted EBITDA positive, revenue expectations, the effect of the recent reorganization and restructuring of our business, timing for launch, delivery  and completion of milestones related to the products referenced herein, including but not limited to the natural gas locomotive with HPDI technology, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  operating expenses, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
T 604-718-2046
invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 26-FEB-14